June 23, 2017

Mr. Corey Jennings

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

VIA EDGAR

Re:	The Export-Import Bank of Korea
The Republic of Korea
Registration Statement under Schedule B
File No. 333-217916
Filed May 12, 2017

Dear Mr. Jennings:

On behalf of our clients, The Export-Import Bank of Korea (“KEXIM”) and The Republic of Korea (the “Republic” and, together with KEXIM, the “Registrants”), we set forth below the Registrants’ responses to your letter, dated June 8, 2017, containing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registrants’ registration statement under Schedule B (File No. 333-217916) (the “Registration Statement”) filed with the Commission on May 12, 2017. For your convenience, we have reproduced below the Staff’s comments and have provided the Registrants’ responses immediately below each of the comments.

With this letter, the Registrants are filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 1.

Mr. Corey Jennings

June 23, 2017

General

1.	To the extent possible, please update all statistics and information in the registration statement to provide the most recent data. We note, for example, the following:

•	the current status of the debt whose maturity date has passed listed under “Tables and Supplementary Information, page 30”;

•	the 2016 data in the charts beginning on page 140 that are referenced as preliminary;

•	your discussion under “Worldwide Economic and Financial Difficulties, page 140,” which should also reflect 2016 data and information; and

•	the exclusion of 2016 data for charts and information discussed between pages 171 and 175.

In response to the Staff’s comment, the Registrants have updated all data to the extent available, including those relating to GDP on page 147, inflation and unemployment on page 153, the Korea Composite Stock Price Index on page 159, exchange rate on page 163, current account surplus on page 164, trade surplus on page 169, foreign currency reserve on page 171 and debt information from page 174 to page 179. The Registrants also reflected 2016 data and information under the heading “Worldwide Economic and Financial Difficulties” on pages 141 and 142.

Regarding the current status of the debt whose maturity date has passed, the Registrants have added disclosure from page 30 to 38 that such debt was repaid on the respective maturity dates.

Please note that certain of the 2016 data, including GDP growth, external liabilities and fiscal balance, are still preliminary. The Registrants expect the final figures to be available in the third quarter of 2017.

Selected Financial Data, page 9

2.	Here or elsewhere, please revise to include a discussion of the change in net income and total comprehensive income as disclosed on page 44.

In response to the Staff’s comment, the Registrants have added additional disclosure on page 8.

Political History, page 135

3.	We note your disclosure on page 160 regarding the investigations of large businesses groups and members of their senior management for bribery, embezzlement and other possible misconduct. Here or elsewhere, please include discussion of the extent of Korea’s and the Export-Import Bank of Korea’s actual or prospective exposure to such businesses.

Mr. Corey Jennings

June 23, 2017

In response to the Staff’s comment, the Registrants have added additional disclosure on page 137.

Relations with North Korea, page 138

4.	Please revise your disclosure to include discussion of current missile testing by North Korea, including any material impact on your operations.

In response to the Staff’s comment, the Registrants have added additional disclosure on page 139.

The Economy, page 140

5.	Here or elsewhere, to the extent practicable, include discussion of any current or pending changes to be put in place by President Moon Jae-in. We note, for example, news articles regarding chaebols and North Korea diplomacy.

In response to the Staff’s comment, the Registrants have added additional disclosure on page 137.

Banking Industry, page 154

6.	Please include discussion of the amount of loans that the Republic guarantees for the banks included under this heading, including any trends in the amount of such loans.

In response to the Staff’s comment, the Registrants have added additional disclosure on pages 156 and 157. In the case of NongHyup Bank and SuHyup Bank, the Government has not contributed to the paid-in capital of either bank. Accordingly, the Registrants did not include disclosure about NongHyup Bank or SuHyup Bank.

Trade Balance, page 163

7.	Please revise to provide disclosure regarding any material impact that the United States’ withdrawal from the TPP may have on your operations.

The Registrants do not believe that the United States withdrawal from TPP would materially impact KEXIM’s operations as the Republic is not a member of the TPP.

Jurisdiction and Consent to Service, page 183

8.	Please include discussion of any process or conditions to be met regarding enforceability, in either original actions or actions for the enforcement of U.S. judgments.

Mr. Corey Jennings

June 23, 2017

In response to the Staff’s comment, the Registrants have added additional disclosure on page 187.

Closing Comment

We remind you that you are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the staff. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

The Staff’s comment is respectfully noted.

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We sincerely hope that the Registrants’ responses above adequately address the Staff’s comments. On behalf of our clients, we thank the Staff for its assistance to date and look forward to its continued assistance. If the Staff has any questions concerning this letter or Amendment No. 1 or requires any further information, please do not hesitate to contact the undersigned by telephone at +822-6353-8020, by fax at +822-6353-8099 or by e-mail at jhan@cgsh.com or Hongki Moon by telephone at +822-6353-8006, by fax at +822-6353-8099 or by e-mail at hmoon@cgsh.com.

Very truly yours,

/s/ Jinduk Han

Jinduk Han

cc:	Dong Hoon Lee, The Export-Import Bank of Korea

Seho Yang, The Export-Import Bank of Korea

Seong-wook Kim, The Republic of Korea